Mail Stop 4561

February 6, 2008

By U.S. Mail and facsimile to: (203) 789-2690

Peyton R. Patterson
Chairman, President, Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, CT 06510


Re: NewAlliance Bancshares, Inc.
Form 10-K for December 31, 2006, filed March 1, 2007
Schedule 14A filed March 16, 2007
File Number 001-32007


Dear Mr. Patterson:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris Windsor
Special Counsel